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                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Shareholders of Network Six, Inc.:

We consent to the incorporation by references in the registration statement (No. 33-87208) on Form S-8 of Network Six, Inc. of our report dated March 28, 1997 relating to the balance sheets of Network Six, Inc. as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 10-K of Network Six, Inc.

Our report dated March 28, 1997, contains an explanatory paragraph that states the Company became a defendant in significant litigation with the State of Hawaii (the State) related to its system implementation engagement with the State. Management of the Company and its attorneys are unable to predict with any certainty the ultimate outcome of this litigation, including the probability that this litigation will have a materially adverse impact on the Company's financial position. At December 31, 1996, the Company had unbilled work-in-progress and related receivable from the State of Hawaii of approximately $5 million, which exceeded stockholders' equity, and for which no allowance for uncollectibility has been recorded. Additionally, the Company has not accrued for any liabilities to the State which may result from this litigation. In addition, the Company is involved in other less significant litigation related to the Hawaii contract as discussed in Note 12, has suffered recurring losses, and its bank financing agreement has expired. These circumstances raise substantial doubt the entity's ability to continue as a going concern. The 1996 and 1995 financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/ KPMG Peat Marwick LLP

Providence, Rhode Island
March 28, 1997